Exhibit (a)(4)

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross announces exercises of put rights by holders of its
1.75% convertible senior notes due 2028

Toronto, Ontario, March 13, 2013 — Kinross Gold Corporation (TSX: K; NYSE: KGC) (the “Company”) announced today that holders of an aggregate principal amount of US$454,571,000 of its 1.75% Convertible Senior Notes due 2028 (CUSIP Numbers: 496902AB3 and 496902AD9) (the “Notes”) have exercised their rights to require the Company to repurchase their Notes (the “Put Right”), as provided for in the Indenture governing the Notes, dated as of January 29, 2008 (the “Indenture”). The deadline for holders to withdraw exercises of Put Rights was 5:00 p.m. today, New York City time.

The Put Right entitles each holder of the Notes to require the Company to purchase all or any part of such holder’s Notes at a purchase price (the “Repurchase Price”) equal to 100% of the principal amount of the Notes being repurchased, plus accrued and unpaid interest thereon up to, but excluding, the date of repurchase. As provided in the Indenture, the Notes for which the Put Right has been exercised will be repurchased by the Company on March 15, 2013 (the “Repurchase Date”). The Company will pay the Repurchase Price solely in cash, for an aggregate Repurchase Price of approximately US$454,571,000.

The Company also announced today that it intends to exercise its right (the “Redemption Right”) under the Indenture to mandatorily redeem, upon not less than 30 days or more than 60 days’ notice to the holders, all of the Notes that will remain outstanding following the Repurchase Date (the “Remaining Notes”). The Company expects to provide notice to holders of Remaining Notes that the Company will redeem, on or about April 30, 2013, all Remaining Notes, at a redemption price (the “Redemption Price”) equal to 100% of the principal amount of the Remaining Notes, plus accrued and unpaid interest thereon up to, but excluding, the date of redemption. The Company estimates that the aggregate principal amount of Remaining Notes redeemed will be approximately US$5,429,000 for an aggregate Redemption Price of approximately US$5,440,876.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Canada, Chile, Ecuador, Ghana, Mauritania, Russia and the United States, employing approximately 9,000 people worldwide. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell

Vice-President, Corporate Communications

phone: 416-365-2726

steve.mitchell@kinross.com

Investor Relations Contact

Tom Elliott

Vice-President, Investor Relations

phone: 416-365-3390

tom.elliott@kinross.com

www.kinross.com